Trader.com reports strong revenue increase of 12% in 1st Quarter 2002

Amsterdam, The Netherlands - April 24th, 2002
Trader.com N.V., a global leader in classified advertising, releases today its first quarter 2002 revenues.

Consolidated revenues increased by 12% in 1st Quarter 2002

1st Quarter 2002

In euro millions	1st Q 2002	1st Q 2001	Total Growth %	Organic Growth %*
Print revenues	100.9	91.1	+ 11%	+ 4%
Online revenues	7.0	5.3	+ 32%	+ 27%
Total revenues	107.9	96.4	+ 12%	+ 5%

*Excluding exchange rate impact

In the 1st quarter 2002, total revenues increased by 12% to euro 107.9 million vs. euro 96.4 million in the 1st quarter of 2001. Organic growth was 5% for the quarter (exchange rates had no net impact on total growth).

Didier Breton, Chief Operating Officer of Trader.com commented:
"Despite the effect of the Argentina crisis, which reduced our organic growth by 1%, we are pleased by the acceleration of our organic growth from 3.5% in
Q4 2001 to 5% in this quarter. This growth reflects particularly strong performance in our key markets of Australia and Russia, and sales-driven momentum in Canada."

Print revenues increased by 11% in 1st Quarter 2002

In the 1st quarter of 2002, print revenues increased by 11% to euro 100.9 million vs. euro 91.1 million in the 1st quarter of 2001. Organic growth was 4% on a constant exchange rate basis. Print revenues were driven by increases in Russia and the CIS of 32% reflecting the continuing strength of the Iz ruk v ruki brand, organic growth in Australia of 14% and Italy and Switzerland of 7%.

By channel, print revenues increased for private classified ads by 26% to euro 14.8 million, for professional classified ads by 23% to euro 16.7 million, for display advertising by 5% to euro 37.3 million, for circulation by 7% to euro 27.6 million, and for services and other by 5% to euro 4.4 million.

Online revenues grew by 32% in 1st Quarter 2002

Online 1st quarter revenues grew by 32% to euro 7.0 million as compared to euro 5.3 million for the 1st quarter of 2001. Online revenues were led by North America and Spain.

By channel, the main sources of online revenues for the 1st quarter 2002 were listing fees with euro 3.4 million, professional solutions with euro 2.2 million and banner ads with euro 0.5 million. Other revenues of euro 0.9 million reflect the successful rollout of our "paid lines" strategy, where content and services are accessed over premium telephone lines, for a fee.

Web traffic increased from more than 210 million page views in December 2001 to more than 240 million page views in March 2002.

Other developments

Trader.com completed the small acquisitions of Il Fe, and other publications located in Ferrarra and Rovigo, Italy in January 2002 and of Auto Expo, a car photo ad publication in Budapest, Hungary in April 2002. Additionally, the Company acquired the remaining minority interest of 25% in Via Via in The Netherlands.

Confirming our objectives

John H. MacBain, President and Chief Executive Officer of Trader.com said:
"Continuing the improvement achieved in our 2001 annual results, our first quarter 12% revenue growth makes us confident in the outlook for the rest of the year.
We confirm our full year 2002 guidance of euro 93 million EBITDA and a positive Net Income (US GAAP)."

About Trader.com

Trader.com is a global leader in classified advertising. The group was founded in Canada under the name Hebdo Mag in 1987 as a private company. Today, Trader.com connects buyers and sellers through nearly 300 publications (more than 8 million readers per week) and 60 websites in 20 countries with more than
240 million page views in March 2002. Trader.com has over 5,100 employees worldwide, of whom over 2,100 are sales people. Trader.com is listed on the NASDAQ (TRDR) and Premier Marche (First Market of the Paris Stock Exchange - Euroclear code 5729 and Reuters code: TRD).

Media & Investor Relations Contact Information:
PARIS CICOMMUNICATION 14, rue de Bassano 75116 Paris France	LONDON Rea-TMA Marketing Group 114 Lavenham Road London SW18 5HF UK
Analysts and Investors relations: Contact: Frederic Bourdon Tel: +33 (0)1 47 23 90 48 Fax: +33 (0)1 47 23 88 98 Email: bourdon@cicommunication.com	Analysts and Investors relations: Contact: Patrick Rea Tel: + 44 (0) 208 870 4976 Fax: +44 (0) 208 265 9718 Email: patrick.rea@rea-tma.com
Media relations: Contact: Françoise Chauty Tel: + 33 (0)1 47 23 90 48 Fax: + 33 (0)1 47 23 88 98 Email: chauty@cicommunication.com

Forward looking statement

Certain statements in this press release may be considered to be "forward looking statements" as that term is defined in The United States' Private Securities Litigation Reform Act of 1995, such as statements that include the words or phrases "are expected to," "will continue," " is anticipated," "estimate," "project," "expectations," "guidance," "outlook" or similar expressions. Such statements are subject to risks and uncertainties. The factors which could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those discussed or identified in our Form 20-F, which is on file with the United States Securities and Exchange Commission, including risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions, our ability to respond to political and economic conditions generally in the global economy or specifically in the countries in which we operate including Russia and South America, the currencies in which we do business, our dependence on our management team, our expansion plans and workforce requirements, our content, our brands, our dependence on advertising including print and online advertising, our ability to expand our online business, the limited history of our online business, our ability to successfully execute our business strategy, the expansion of the Internet and our dependence on the growth of Internet usage, as well as general economic and market conditions.